UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

          (CHECK ONE): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K
                       [ X ] Form 10-Q  [   ] Form N-SAR

                         For Period Ended: June 30, 2002

         Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

                         Primecore Mortgage Trust, Inc.
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

             99 El Camino Real
              Menlo Park, CA                          94025
      (Address of principal offices)                (zip code)

                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As of August 6, 2002, the registrant terminated Arthur Andersen LLP as its independent public accountants and appointed Grant Thornton LLP ("Grant Thornton") in that capacity. The registrant has been advised by Grant Thornton that, because of the limited amount of time available following its recent engagement, it will be unable to complete its fieldwork and review of the financial statements contained in the Form 10-Q by the August 14, 2002 due date.

                           PART IV. OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Mr. Michael Rider at 650-328-3060.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

         / X / Yes       /   / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         /   / Yes      / X / No

         The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  Primecore Mortgage Trust, Inc.

               Dated:  August 12, 2002            /s/ MICHAEL RIDER
                                                  -----------------
                                                  Michael Rider,
                                                  Chief Financial Officer










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